MINTZ & FRAADE, P.C.
COUNSELORS AT LAW
488 MADISON AVENUE
NEW YORK, NEW YORK 10022

TELEPHONE	OF COUNSEL
(212) 486-2500	JAY D. FISCHER
EDWARD C. KRAMER
_________	KEVIN J. MCGRAW
ARTHUR L. PORTER, JR
JON M. PROBSTEIN
TELECOPIER	SEYMOUR REITKNECHT
(212) 486-0701	I. FREDERICK SHOTKIN

July 6, 2009

Ms. Jenn Do Division of Corporation Finance United States Securities and Exchange Commission 100 F Street N.E. Washington, D.C. 20549

Re:	American Metal & Technology, Inc. (the “Company”) Form 8-K/A Item 4.01 File No. 033-19048-NY

We are writing in response to your comment letter dated June 25, 2009.  Please see our responses, which correspond to the paragraph numbers in your letter, as follows.

1.
We note your disclosure in the first and fifth paragraphs regarding any disagreements or reportable events, respectively, for the last two fiscal years and the interim period through March 31, 2009.  Your disclosure should follow the language in Item 304(a)(1)(iv) and (v) of Regulation S-K to state whether during your two most recent fiscal years (disclose specific years) and any subsequent interim period through the date of dismissal, that is, June 22, 2009, there were any such disagreements with your former accountants or reportable events.  Please revise your filing accordingly.

We have revised our filing to indicate that there have been no disagreements or reportable events, respectively, during the Company’s two most recent fiscal years and through June 22, 2009, the date of dismissal.

2.
To the extent that you make your changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 cover letter from the former accountants stating whether the accountants agree with the statements made in your revised from 8-K.

We have obtained and filed an updated Exhibit 16 cover letter from the Company’s former accountants.

In addition, the Company has provided a “Tandy” letter, which has been filed supplementally with the 8-K/A, which contains the acknowledgements you requested.

If you have any questions, please do not hesitate to contact the undersigned.

Very truly yours, Mintz & Fraade, P.C.

By:	/s/ Alan P. Fraade
Alan P. Fraade

cc: American Metal & Technology, Inc.
Enclosures: 2
APF/jwb